PRICING SUPPLEMENT
------------------
(To MTN prospectus supplement,
general prospectus supplement
and prospectus, each dated March 31, 2006)
Pricing Supplement Number: 2530


                                [LOGO OMITTED]

                                4,000,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                          Accelerated Return Notes(R)
                   Linked to the Emerging Asia Equity Basket
                               due July 10, 2007
                                 (the "Notes")
                  $10 original public offering price per unit

                            ---------------------

The Notes:                                                  Payment on the maturity date:

o  The Notes are designed for investors who are seeking     o  The amount you receive on the maturity date will be
   exposure to the value of the Emerging Asia Equity           based upon the direction of and percentage change in
   Basket, an index basket comprised of the KOSPI 200          the value of the Emerging Asia Equity Basket over
   Index, the MSCI Taiwan Index(SM) and the MSCI Thailand      the term of the Notes:
   Index(SM) (each initially equally weighted), willing
   to forego interest payments on the Notes and willing        o  If the value of the Emerging Asia Equity Basket
   to accept a return that will not exceed the limit              has increased, on the maturity date you will
   described in this pricing supplement.                          receive a payment per unit equal to $10 plus an
                                                                  amount equal to $10 multiplied by triple the
o  There will be no payments prior to the maturity date           percentage increase of the Emerging Asia Equity
   and we cannot redeem the Notes prior to the maturity           Basket, up to a maximum total payment of $12.175
   date.                                                          per unit, as described in this pricing
                                                                  supplement.
o  The Notes will not be listed on any securities
   exchange.                                                   o  If the value of the Emerging Asia Equity Basket
                                                                  has decreased, on the maturity date you will
o  The Notes will be senior unsecured debt securities             receive a payment per unit based upon that
   of Merrill Lynch & Co., Inc. and part of a series              percentage decrease and, as a result, you may
   entitled "Medium-Term Notes, Series C". The Notes              receive less, and possibly significantly less,
   will have the CUSIP No.: 59021V391.                            than the $10 original public offering price per
                                                                  unit.
o  The settlement date for the Notes is expected to be
   May 10, 2006.


      Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

      INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE PS-7 OF THIS PRICING SUPPLEMENT AND PAGE S-3 OF THE ACCOMPANYING MTN PROSPECTUS SUPPLEMENT.

                            ---------------------

                                                                     Per Unit     Total
                                                                     --------     -----
      Public offering price (1)..................................     $10.00   $40,000,000
      Underwriting discount (1)..................................       $.20      $800,000
      Proceeds, before expenses, to Merrill Lynch & Co., Inc.....      $9.80   $39,200,000

      (1) The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ---------------------

                              Merrill Lynch & Co.

                            ---------------------
              The date of this pricing supplement is May 3, 2006.


"Accelerated Return Notes(R)" is a registered mark of Merrill Lynch & Co., Inc.

"MSCI Taiwan Index(SM)" and "MSCI Thailand Index(SM)" are the exclusive property of Morgan Stanley Capital International Inc., and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

"KOSPI" and "KOSPI 200" are trademarks/service marks of the Korea Stock Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A..................................................PS-3
RISK FACTORS..............................................................PS-7
DESCRIPTION OF THE NOTES.................................................PS-11
THE BASKET...............................................................PS-16
UNITED STATES FEDERAL INCOME TAXATION....................................PS-28
ERISA CONSIDERATIONS.....................................................PS-31
USE OF PROCEEDS AND HEDGING..............................................PS-32
SUPPLEMENTAL PLAN OF DISTRIBUTION........................................PS-32
EXPERTS..................................................................PS-32
INDEX OF CERTAIN DEFINED TERMS...........................................PS-33

               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

RISK FACTORS...............................................................S-3
DESCRIPTION OF THE NOTES...................................................S-4
UNITED STATES FEDERAL INCOME TAXATION.....................................S-22
PLAN OF DISTRIBUTION......................................................S-29
VALIDITY OF THE NOTES.....................................................S-30

                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")


Merrill Lynch & Co., Inc...................................................S-3
Use of Proceeds............................................................S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends.......................S-4
The Securities.............................................................S-4
Description of Debt Securities.............................................S-5
Description of Debt Warrants..............................................S-16
Description of Currency Warrants..........................................S-18
Description of Index Warrants.............................................S-20
Description of Preferred Stock............................................S-25
Description of Depositary Shares..........................................S-32
Description of Preferred Stock Warrants...................................S-36
Description of Common Stock...............................................S-38
Description of Common Stock Warrants......................................S-42
Plan of Distribution......................................................S-44
Where You Can Find More Information.......................................S-45
Incorporation of Information We File With the SEC.........................S-46
Experts...................................................................S-46

                                  Prospectus

Where You Can Find More Information..........................................2
Incorporation of Information We File With the SEC............................2
Experts......................................................................2

                           SUMMARY INFORMATION--Q&A

        This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return Notes(R) Linked to the Emerging Asia Equity Basket due July 10, 2007 (the "Notes"). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Emerging Asia Equity Basket (the "Basket") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

        The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July 10, 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

        Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

      MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled "The Basket" in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of three Asian equity indices, as reflected by changes in the value of the Basket, over the term of the Notes. The indices that comprise the Basket are the KOSPI 200 Index, the MSCI Taiwan Index(SM) and the MSCI Thailand Index(SM) (each a "Basket Index" and together the "Basket Indices"). Each Basket Index was assigned a weighting so that each Basket Index represented an equal portion of the Basket on May 3, 2006, the date the Notes were priced for initial sale to the public (the "Pricing Date").

        A fixed factor (the "Multiplier") was determined for each Basket Index by taking the weighting for that Basket Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Index are listed in the section entitled "The Basket" in this pricing supplement.

        An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks included in the Basket Indices (the "Underlying Stocks").

How has the Basket performed historically?

      The Basket did not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through April 2006 based upon the Multiplier for each Basket Index calculated on the Pricing Date and historical levels of each Basket Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Index from January 2001 through April 2006. The tables and graphs referred to in this paragraph are included in the section entitled "The Basket" in this pricing supplement.

      We have provided the hypothetical and historical information to help you evaluate the behavior of the Basket and Basket Indices in various economic environments, however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

      On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

      The "Redemption Amount" to which you will be entitled will depend on the direction of and percentage change in the value of the Basket over the term of the Notes and will equal:

(i) If the Ending Value is greater than the Starting Value:

                    (                                         )
                    (       ( Ending Value - Starting Value ) )
              $10 + ( $30 x ( ----------------------------- ) ) ;
                    (       (         Starting Value        ) )
                    (                                         )

provided, however, the Redemption Amount will not exceed $12.1750 per unit (the "Capped Value").

(ii) If the Ending Value is equal to or less than the Starting Value:

                                 (  Ending Value  )
                           $10 x ( -------------- )
                                 ( Starting Value )

      The "Starting Value" equals 100.

      The "Ending Value" means the average of the values of the Basket at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in any Basket Index or certain futures or options contracts relating to a Basket Index.

      The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which represents an appreciation of 21.75% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

      For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

Will I receive interest payments on the Notes?

      You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in changes in the value of the Basket over the term of the Notes.

Examples

  Set forth below are three examples of Redemption Amount calculations.

Example 1--The hypothetical Ending Value is 50% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 50

      (  50 )
$10 x ( --- )= $5.00
      ( 100 )

Redemption Amount (per unit) = $5.00

Example 2--The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 103

      (                     )
      (       ( 103 - 100 ) )
$10 + ( $30 x ( --------- ) ) = $10.90
      (       (    100    ) )
      (                     )

Redemption Amount (per unit) = $10.90

Example 3--The hypothetical Ending Value is 150% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 150

      (                     )
      (       ( 150 - 100 ) )
$10 + ( $30 x ( --------- ) ) = $25.00
      (       (    100    ) )
      (                     )

                                          (Redemption
                                          Amount cannot be
Redemption Amount (per unit) = $12.175    greater than the
                                          Capped Value)


What about taxes?

        The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

      In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the "Calculation Agent"). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

      We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in the Underlying Stocks included in the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Thailand Index

      The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of 21.75% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

      In addition, your return will not reflect the return you would realize if you actually owned the Underlying Stocks included in the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Thailand Index and received the dividends paid on those stocks, if any, because the values of the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Thailand Index are calculated by reference to the prices of the Underlying Stocks included in the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Thailand Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 principal amount. This is due to, among other things, the fact that the $10 principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Your return may be affected by factors affecting international securities markets

      The Basket Indices are computed by reference to the value of the equity securities of companies listed on various Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. Foreign securities markets, particularly those of emerging economies, may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in these markets may affect prices and the volume of trading in these foreign markets. Also, there is generally less publicly available information about Asian companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"). Additionally, accounting, auditing and financial reporting standards and requirements in the relevant Asian markets differ from those applicable to United States reporting companies.

      The prices and performance of securities of companies in emerging Asian markets may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country's government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the international securities markets. Moreover, the relevant emerging Asian economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Risks relating to Taiwan

      Taiwan has a unique international political status. The People's Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. The government of the People's Republic of China has indicated that it may use military force to gain control of Taiwan if Taiwan declares independence or indefinitely delays progress towards unification as well as if any foreign power interferes in Taiwan's affairs. The Taiwan stock exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the People's Republic of China are strained. Relations between Taiwan and the People's Republic of China and other factors affecting the political or economic condition of Taiwan could substantially impact the level of the MSCI Taiwan Index, which includes stocks that are listed on the Taiwan stock exchange.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. If interest rates increase or decrease in markets related to the Basket Indices, the trading value of the Notes may be adversely affected. The level of interest rates in the relevant emerging Asian economies may also affect the applicable economies and in turn the level of the related Basket Index and, thus, the trading value of the Notes.

      Changes in the volatility of the Basket Indices are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of any of the Basket Indices increases or decreases, the trading value of the Notes may be adversely affected.

      Changes in dividend yields on the stocks included in the Basket Indices are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Basket Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

      As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a "time premium" due to expectations concerning the value of the Basket during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks underlying the Basket Indices or futures or options contracts on the Basket Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Basket. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the value of the Basket and therefore the trading value of the Notes.

Potential conflicts of interest could arise

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of any of the Basket Indices. See the sections entitled "Description of the Notes--Adjustments to the Basket; Market Disruption Events" and "--Discontinuance of the Basket Indices" in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

      ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

      You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on July 10, 2007. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021V391.

      While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

      The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

   Determination of the Redemption Amount

      The "Redemption Amount" per unit will be determined by the Calculation Agent and will equal:

      (i) If the Ending Value is greater than the Starting Value:

                    (                                         )
                    (       ( Ending Value - Starting Value ) )
              $10 + ( $30 x ( ----------------------------- ) ) ;
                    (       (         Starting Value        ) )
                    (                                         )

provided, however, the Redemption Amount will not exceed $12.1750 per unit (the "Capped Value").

      (ii) If the Ending Value is equal to or less than the Starting Value:

                                 (  Ending Value  )
                           $10 x ( -------------- )
                                 ( Starting Value )

      The "Starting Value" equals 100.

      The "Ending Value" will be determined by the Calculation Agent and will equal the average of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustments to the Basket; Market Disruption Events") on that scheduled Basket Business Day.

      The "Calculation Period" means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

      A "Calculation Day" means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      A "Basket Business Day" means a day on which the Basket Indices or any successor indices are calculated and published.

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

      The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

      o the percentage change from the Starting Value to the hypothetical Ending Value;

      o  the total amount payable on the maturity date per unit;

      o  the total rate of return to holders of the Notes;

      o  the pretax annualized rate of return to holders of the Notes; and

      o the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 2.65% per annum, as more fully described below.

      The table below includes a Capped Vale of $12.1750.

                         Percentage change                                        Pretax
                             from the           Total amount         Total      annualized              Pretax
                         Starting Value        payable on the       rate of       rate of          annualized rate
     Hypothetical       to the hypothetical    maturity date      return on     return on          of return of the
     Ending Value           Ending Value          per unit        the Notes    the Notes(1)    Underlying Stocks (1)(2)
----------------------  -------------------    --------------   -------------  ------------    ------------------------
         50.00                 -50%                5.0000          -50.00%       -51.38%              -48.23%
         60.00                 -40%                6.0000          -40.00%       -39.31%              -36.32%
         70.00                 -30%                7.0000          -30.00%       -28.34%              -25.47%
         80.00                 -20%                8.0000          -20.00%       -18.23%              -15.45%
         85.00                 -15%                8.5000          -15.00%       -13.45%              -10.71%
         90.00                 -10%                9.0000          -10.00%        -8.83%               -6.11%
         95.00                  -5%                9.5000           -5.00%        -4.35%               -1.66%
         96.00                  -4%                9.6000           -4.00%        -3.47%               -0.79%
         98.00                  -2%                9.8000           -2.00%        -1.72%                0.95%
        100.00(3)                0%               10.0000            0.00%         0.00%                2.66%
        102.00                   2%               10.6000            6.00%         5.06%                4.36%
        104.00                   4%               11.2000           12.00%         9.95%                6.03%
        105.00                   5%               11.5000           15.00%        12.34%                6.87%
        110.00                  10%               12.1750(4)        21.75%        17.59%               10.96%
        115.00                  15%               12.1750           21.75%        17.59%               14.95%
        120.00                  20%               12.1750           21.75%        17.59%               18.84%
        130.00                  30%               12.1750           21.75%        17.59%               26.36%

--------------------------------

(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 10, 2006 to July 10, 2007, a term expected to be equal to that of the Notes.

(2)  This rate of return assumes:

       (a) a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change of each Basket Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

       (b) a constant dividend yield of 2.65% per annum (which equals the average of a dividend yield of 1.64% for the KOSPI 200 Index, 2.65% for the MSCI Taiwan Index and 3.67% for the MSCI Thailand Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

       (c)  no transaction fees or expenses.

(3)  This is the Starting Value.

(4) The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.1750.

      The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Basket; Market Disruption Events

      If at any time the Korean Stock Exchange ("KSE") or Morgan Stanley Capital International Inc. ("MSCI") (each, an "Index Publisher") makes a material change in the formula for or the method of calculating any of its respective Basket Indices or in any other way materially modifies that Basket Index so that the Basket Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Index, as so adjusted. Accordingly, if the method of calculating a Basket Index is modified so that the level of the Basket Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Basket Index in order to arrive at a level of the Basket Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the Calculation Agent:

      (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise a Basket Index or any successor index; or

      (B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to a Basket Index, or any successor index.

      For the purpose of determining whether a Market Disruption Event has occurred:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

      (2) a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Index, or any successor index, will not constitute a Market Disruption Event;

      (3) a suspension in trading in a futures or options contract on the applicable Basket Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Basket Index; and

      (4) a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

      The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Basket Indices

      If an Index Publisher discontinues publication of a Basket Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the Index Publisher or any other entity for the Basket Index and calculate the Ending Value as described above under "--Payment on the Maturity Date". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

      In the event that an Index Publisher discontinues publication of a Basket Index and:

      o  the Calculation Agent does not select a successor index; or

      o  the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for that Basket
Index in accordance with the procedures last used to calculate that Basket Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Index as described below, the successor index or level will be used as a substitute for that Basket Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

      If an Index Publisher discontinues publication of a Basket Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      o  the determination of the Ending Value; and

      o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" is any day that is either (i) a Basket Business Day or
(ii) a day on which the applicable exchanges listing the stocks of companies used to calculate a substitute level for a Basket Index following a discontinuance, as discussed above, are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Index may adversely affect trading in the Notes.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                  THE BASKET

      The Basket is designed to allow investors to participate in the percentage change in the level of the KOSPI 200 Index, the MSCI Taiwan Index(SM) and the MSCI Thailand Index(SM) over the term of the Notes. The Basket Indices are described in the sections below. Each Basket Index has been assigned an equal weighting so that each Basket Index represented an equal portion of the value of the Basket on the Pricing Date.

      The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Basket Index

      A fixed factor (the "Multiplier") was determined for each Basket Index, based upon the weighting of that Basket Index. The Multiplier for each Basket Index was calculated on the Pricing Date and equals:

      o the weighting (as a percentage) for that Basket Index, multiplied by 100; and

      o  divided by the closing level of that Basket Index on the Pricing
         Date.

      The Multipliers were calculated in this way so that the value of the Basket equaled 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Index in the event that Basket Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those material changes or modifications not been made.

      The Multipliers for each Basket Index are listed under "--Computation of the Basket" below.

Computation of the Basket

      The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Index on a Calculation Day and the Multiplier applicable to each Basket Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Index. Any increase in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in a decrease in the value of the Basket. On the Pricing Date, for each Basket Index, the initial weighting, the closing level, the Multiplier and the initial contribution to the Basket value were as follows:

                                                                                                             Initial
                                   Country             BBG           Initial     Closing                      Basket
   Basket Indices                  Exposure          Symbol         Weighting   Level (1)    Multiplier (2)   Points
   ------------------------    ---------------  ----------------   ----------- -----------  --------------- ----------
   KOSPI 200                        Korea         KOSPI2 Index        33.33%     186.03       0.17918257     33.3333
   MSCI Taiwan                      Taiwan         MXTW Index         33.33%     304.90       0.10932546     33.3333
   MSCI Thailand                   Thailand        MXTH Index         33.33%     309.92       0.10755464     33.3333

--------------------------------

(1)  This is the closing level of each Basket Index on the Pricing Date.
(2) The Multiplier equals the weighting of the Basket Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Index on the Pricing Date.

Hypothetical Historical Data on the Basket

      While historical information on the Basket did not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through April 2006 based upon historical levels of each Basket Index, the Multipliers and a Basket value of 100 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

                             2001     2002     2003     2004     2005     2006
                           -------  -------  -------  -------  -------  -------
January.................... 58.82    59.59    51.57    77.47    78.49    96.32
February................... 55.17    61.01    47.94    80.05    83.31    95.09
March...................... 52.03    64.92    47.17    76.97    78.03    93.71
April...................... 51.73    62.76    48.40    74.57    75.27    99.04
May........................ 51.32    61.61    52.49    72.48    78.17
June....................... 50.53    56.22    56.73    71.78    80.26
July....................... 45.70    53.55    60.76    68.10    83.70
August..................... 48.18    52.64    65.28    70.96    82.85
September.................. 39.36    46.69    64.85    72.56    87.49
October.................... 42.24    50.15    70.32    71.67    81.91
November................... 48.66    52.83    69.60    74.79    87.36
December................... 55.09    49.04    77.34    77.20    93.35

      The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

                               [GRAPHIC OMITTED]

The Basket Indices

The KOSPI 200 Index

      All the disclosure in this pricing supplement regarding the Korea Stock Price Index 200, referred to as the KOSPI 200 Index (index symbol "KOSPI2"), including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from information made publicly available by the KSE. This information reflects the policies of the KSE, as stated in this publicly available information, and is subject to change by the KSE at its discretion. ML&Co., and MLPF&S do not accept any responsibility for the calculation, maintenance, or publication of the KOSPI 200 Index and have not independently verified the accuracy of such index or information.

      The KOSPI 200 Index is calculated, published and disseminated by the KSE and was first calculated and published on June 15, 1994. The base date of the KOSPI 200 Index was set as January 3, 1990 with a base value of 100 as of such date. The KOSPI 200 Index is a capitalization weighted index consisting of 200 constituent stocks which currently make up approximately 70% of the total market value of the KSE. The constituent stocks are a selection of stocks listed on the KSE issued by companies in the following 8 industry categories: fisheries, mining, manufacturing, electricity & gas, construction, services, post & communication and finance. Any industry group whose market capitalization equals less than 1% of the total market capitalization of all the securities listed on the KSE will not be included in the KOSPI 200.

      The basic selection criteria for inclusion in the KOSPI 200 Index is the average market capitalization for a company and the daily total trading volume for its common stock for the same period for which its capitalization is calculated. This average market capitalization is calculated by dividing the aggregate value attained by multiplying the closing price of the listed common stock of a company as of the last trading day of each month by the number of the listed common shares for a period equal to one year from April of the year preceding the selection date, by 12. The constituent stocks are first chosen from industry categories other than manufacturing on the basis of rank order of average monthly market capitalization, while ensuring that the accumulated market capitalization of the selected stocks is at least 70% of the total market capitalization of the same industry category. However, if the selected stock's annual trading volume is below 85% of the constituent stocks in the same industry category, such stock will be excluded and the next ranking stock in market capitalization and which satisfies the trading value requirement will be selected. Stocks of companies in the manufacturing category will be selected after companies in the other industry categories (and only to the extent that the number of constituent stocks from non-manufacturing industry groups has not reached 200) in order of market capitalization rank and provided that the selected stock's annual trading value is above 85% of companies in the same industry category. Notwithstanding the above criteria, if a stock does not satisfy the above criteria but the market capitalization of the issuing company is within the top 50 in terms of total market capitalization in its industry group, the KOSPI Maintenance Committee (which oversees the selection and periodic realignment of stocks in the KOSPI 200 Index) may include such stock in the KOSPI 200 Index.

      The KOSPI 200 Index is subject to periodic realignment annually in April of each year and special realignment on an as needed basis. The method of periodic realignment is similar to the method for selection of constituent stocks described above, but the market capitalization of any replacement company must be within 90% of the market capitalization of the constituent companies of the same industry group. A stock will be removed from the KOSPI 200 Index if its market capitalization falls outside 110% of the constituent stocks in its relevant industry group. Even if a stock qualifies for inclusion in the KOSPI 200 Index pursuant to the 90% test, it will not be included if another stock is not deleted pursuant to the 110% test. A special realignment is made from time to time if a constituent stock is deemed inappropriate for inclusion due to the cancellation of listing, designation as a regulated stock, merger or other similar occurrences.

      The KOSPI 200 Index is calculated by dividing the current total market capitalization of all the constituent stocks (obtained by multiplying the common stock price for such constituent stock by the total number of its outstanding stocks) by the base market capitalization of all the constituent stocks and multiplying the result with 100. The base market capitalization of the constituent stocks is adjusted for corporate actions which include but are not limited to new listings, delistings, rights offerings, private placements, public offerings, capital reductions with consideration, mergers and conversion of convertible bonds.

Historical Data on the KOSPI 200 Index

        The following table sets forth the closing level of the KOSPI 200 Index at the end of each month in the period from January 2001 through April 2006. This historical data on the KOSPI 200 Index is not necessarily indicative of the future performance of the KOSPI 200 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the KOSPI 200 Index during any period set forth below is not any indication that the KOSPI 200 Index is more or less likely to increase or decrease at any time over the term of the Notes.

                             2001     2002     2003     2004     2005     2006
                           -------  -------  -------  -------  -------  -------
January.................... 77.98    92.99    75.22   110.89   121.06   180.65
February................... 72.14   102.62    72.85   115.92   130.85   177.45
March...................... 65.16   111.84    68.05   115.98   124.78   176.21
April...................... 72.45   106.39    76.45   112.40   117.58   184.10
May........................ 76.09   100.80    80.53   104.14   124.84
June....................... 73.20    93.69    85.47   101.85   129.43
July....................... 66.98    90.16    91.52    95.27   143.32
August..................... 67.42    92.55    97.59   102.89   140.09
September.................. 58.91    81.37    89.55   107.69   157.55
October.................... 66.44    83.10   101.44   107.99   148.84
November................... 80.03    92.05   103.61   113.40   165.95
December................... 86.97    79.87   105.21   115.25   177.43

      The following graph sets forth the historical performance of the KOSPI 200 Index for the period presented in the preceding table. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On the Pricing Date, the closing level of the KOSPI 200 Index was 186.03.

                              [GRAPHIC OMITTED]

License Agreement

      Merrill Lynch International & Co., CV and the KSE have entered into a non-exclusive license agreement providing for the license to Merrill Lynch International & Co., CV and its affiliates (including ML&Co.), in exchange for a fee, of the right to use certain indices calculated by the KSE in connection with the issuance and marketing of securities, including the Notes.

      The license agreement provides that the following information must be set forth in this pricing supplement:

      "KOSPI" and "KOSPI 200" are trademarks/service marks of the Korea Stock Exchange and have been licensed for use by Merrill Lynch & Co., Inc.

      The Notes are not sponsored, endorsed, sold or promoted by the Korea Stock Exchange ("KSE"). KSE makes no representation or warranty, express or implied, to owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the KOSPI 200 Index to track general stock market performance. KSE's only relationship to ML&Co. is the licensing of certain trademarks and trade names of KSE and of the KOSPI 200 Index which is determined, composed and calculated by KSE without regard to ML&Co. or the Notes. KSE has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculation the KOSPI 200 Index. KSE is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are converted into cash. KSE has no obligation or liability in connection with the administration, marketing or trading of the Notes.

      KSE DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE KOSPI 200 INDEX OR ANY DATA INCLUDED THEREIN AND KSE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. KSE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE KOSPI 200 INDEX OR ANY DATA INCLUDED THEREIN. KSE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE KOSPI 200 INDEX OR ANY DATA INCLUDED THERE. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL KSE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

The MSCI Indices

      All the disclosure in this pricing supplement regarding the MSCI Taiwan Index and the MSCI Thailand Index, including without limitation, their make-up, method of calculation and changes in their components, is derived from the MSCI Standard Index Series Methodology Book published by MSCI and other publicly available information. This information reflects the policies of MSCI, as stated in this publicly available information, and is subject to change by MSCI at its discretion. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Taiwan Index and the MSCI Thailand Index. ML&Co and MLPF&S have not independently verified the accuracy or completeness of that information.

General

      The MSCI Equity Indices were founded in 1969 by Capital International S.A. as the first international performance benchmarks constructed to facilitate accurate comparison of world markets. Morgan Stanley acquired the rights to the indices and data from Capital International in 1986. In November 1998, Morgan Stanley transferred all rights to the MSCI Indices to MSCI. The MSCI Equity Indices have covered the world's developed markets since 1969, and in 1988, MSCI commenced coverage of the emerging markets. MSCI applies the same criteria and calculation methodology across all markets for all equity indices, developed and emerging.

Selection Criteria

      MSCI undertakes an index construction process, which involves: (i) defining the equity universe, (ii) adjusting the total market capitalization of all securities in the universe for free float available to foreign investors, (iii) classifying the universe of securities under the Global Industry Classification Standard (the "GICS"), and (iv) selecting securities for inclusion according to MSCI's Index construction rules and guidelines.

Defining the Universe

      The index construction process starts at the country level, with the identification of all listed securities for that country. MSCI classifies a company and its securities in one and only country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the Total Market Capitalization of Securities in the Universe for Free Float

      After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe using publicly available information. The process of free float adjusting market capitalization involves (i) defining and estimating the free float available to foreign investors for each security, using MSCI's definition of free float,
(ii) assigning a free float-adjustment factor to each security, and (iii) calculating the free float-adjusted market capitalization of each security.

Classifying Securities Under the GICS

      In addition to the free float-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. The GICS provides a comprehensive classification scheme to industries worldwide.

Selecting Securities for Index Inclusion

      In order to ensure a broad and fair representation in the indices of the diversity of business activities in the universe, MSCI follows a "bottom-up" approach to index construction, building indices from the industry group level up.

      MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the analysis of:

   o Each company's business activities and the diversification that its securities would bring to the index.

   o The size (based on free float-adjusted market capitalization) and liquidity of securities. MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

   o The estimated free float for the company and its individual share classes. Only securities of companies with estimated free float greater than 15% are, in general, considered for inclusion.

      The free float of a security is the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: (i) strategic and other shareholdings not considered part of available free float and

(ii) limits on share ownership for foreigners.

Maintaining the MSCI Indices

      The MSCI Indices are maintained with the objective of reflecting changes in the underlying equity markets on a timely basis. In maintaining the MSCI Indices, emphasis is also placed on continuity, reliability and minimizing turnover in the indices. Maintaining the indices involves many aspects, including additions to and deletions from the indices and changes in number of shares and change in Foreign Inclusion Factors ("FIFs") as a result of updated free float estimates.

      Generally, index maintenance can be described by three broad categories of implementation of changes:

   o Annual full country index reviews that re-assesses the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable;

   o Quarterly index reviews, aimed at promptly reflecting other significant market events; and

   o Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index rapidly as they occur.

      Potential changes in the status of countries (stand-along, emerging, developed) follow separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

      The annual full country index review for all the MSCI indices is carried out once every 12 months and implemented as of the close of the last business day of May. The implementation of changes resulting from a quarterly index review occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. Any country indices may be impacted at the quarterly index review. MSCI index additions and deletions due to quarterly index rebalancings are announced at least two weeks in advance.

License Agreement

      MLPF&S and MSCI have entered into a non-exclusive license agreement providing for the license to MLPF&S and certain of its affiliates (including ML&Co.), in exchange for a fee, of the right to use certain indices calculated by MSCI in connection with the issuance and marketing of securities, including the Notes.

      The license agreement provides that the following information must be set forth in this pricing supplement:

      "THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MORGAN STANLEY CAPITAL INTERNATIONAL INC. ("MSCI"), ANY AFFILIATE OF MSCI INDEX OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY MLPF&S AND ML&CO. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR

CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATED NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

      ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

      No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

      The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by MLPF&S and ML&Co. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The pricing supplement contains a more detailed description of the limited relationship MSCI has with MLPF&S and ML&Co. and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI."

      All disclosure contained in this pricing supplement regarding the MSCI indexes unless otherwise stated, has been derived from MSCI Standard Index Series Methodology Book published by MSCI.

The MSCI Taiwan Index

      The MSCI Taiwan Index(SM) is a free float-adjusted market capitalization index representing Taiwanese companies that are available to investors worldwide. The MSCI Taiwan Index has a base date of December 31, 1987 and, as of May 3, 2006, the MSCI Taiwan Index contained 102 securities with a total free-float adjusted market capitalization of USD 277.269 billion. The MSCI Taiwan Index is calculated daily in USD and published in real time in Taiwan Dollars, every 15 seconds during market trading hours. The MSCI Taiwan Index is published by Bloomberg L.P. under the index symbol "MXTW".

Historical Data on the MSCI Taiwan Index

      The following table sets forth the closing level of the MSCI Taiwan Index at the end of each month in the period from January 2001 through April 2006. This historical data on the MSCI Taiwan Index is not necessarily indicative of the future performance of the MSCI Taiwan Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the MSCI Taiwan Index during any period set forth below is not any indication that the MSCI Taiwan Index is more or less likely to increase or decrease at any time over the term of the Notes.


                             2001     2002     2003     2004     2005     2006
                           -------  -------  -------  -------  -------  -------

January................... 280.97   267.38   212.13   276.82   250.87   276.81

February.................. 260.37   255.66   186.84   287.79   259.46   279.32

March..................... 260.30   277.77   184.08   277.02   247.50   279.69

April..................... 242.44   269.39   179.54   260.54   242.36   302.53

May....................... 232.31   254.39   197.35   254.19   252.90

June...................... 227.57   227.30   210.88   248.25   260.81

July...................... 204.45   214.55   233.69   228.72   263.33

August.................... 210.41   206.54   251.53   244.08   251.52

September................. 164.63   178.86   250.04   243.79   256.41

October................... 182.13   197.43   268.90   239.09   241.30

November.................. 206.74   202.03   254.47   245.37   262.64

December.................. 255.59   189.53   259.11   257.67   275.81

        The following graph sets forth the performance of the MSCI Taiwan Index presented in the preceding table. Past movements of the MSCI Taiwan Index are not necessarily indicative of the future performance of the MSCI Taiwan Index. On the Pricing Date, the closing level of the MSCI Taiwan Index was 304.90.

                              [GRAPHIC OMITTED]

The MSCI Thailand Index

      The MSCI Thailand Index(SM) is a free float-adjusted market capitalization index representing Thai companies that are available to investors worldwide. The MSCI Thailand Index has a base date of December 31, 1987 and, as of May 3, 2006, the Index contained 40 securities with a total free-float adjusted market capitalization of USD 33.556 billion. The MSCI Thailand Index is calculated daily in USD and published in real time in Thai Baht, every 15 seconds during market trading hours. The MSCI Thailand Index is published by Bloomberg L.P. under the index symbol "MXTH".

Historical Data on the MSCI Thailand Index

      The following table sets forth the closing level of the MSCI Thailand Index at the end of each month in the period from January 2001 through April 2006. This historical data on the MSCI Thailand Index is not necessarily indicative of the future performance of the MSCI Thailand Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the MSCI Thailand Index during any period set forth below is not any indication that the MSCI Thailand Index is more or less likely to increase or decrease at any time over the term of the Notes.

                             2001     2002     2003     2004     2005     2006
                           -------  -------  -------  -------  -------  -------

January................... 131.36   127.32   138.54   254.21   273.09   313.19

February.................. 128.07   136.45   134.41   258.59   292.83   304.57

March..................... 110.64   134.92   138.10   240.79   266.00   293.46

April..................... 113.83   132.49   140.16   241.27   257.57   306.59

May....................... 114.22   146.29   153.27   242.01   261.75

June...................... 116.54   135.60   170.68   245.32   265.49

July...................... 105.52   129.62   174.89   242.02   271.79

August.................... 121.72   125.31   188.74   240.24   281.27

September................. 100.51   116.76   199.64   247.41   290.33

October...................  96.92   127.15   211.54   243.38   268.29

November.................. 108.92   132.50   215.80   257.06   268.77

December.................. 107.50   130.23   280.47   263.88   291.98

      The following graph sets forth the performance of the MSCI Thailand Index presented in the preceding table. Past movements of the MSCI Thailand Index are not necessarily indicative of the future performance of the MSCI Thailand Index. On the Pricing Date, the closing level of the MSCI Thailand Index was 309.92.

                               [GRAPHIC OMITTED]

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

      Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

      Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

      Tax Basis. A U.S. Holder's tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

      Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder's tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, as the case may be, depending upon the U.S. Holder's holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

      Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder's holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

      Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the "CPDI Regulations").

      If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a "comparable yield" for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder's prior accruals of original issue discount and capital loss thereafter.

      Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

      Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a

Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

      Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Basket, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and
(ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a "tax home" (as defined for United States federal income tax purposes) in the United States.

      As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

      A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Basket....................................................................PS-3
Basket Business Day......................................................PS-12
Basket Index..............................................................PS-3
Business Day.............................................................PS-15
Calculation Agent.........................................................PS-6
Calculation Day..........................................................PS-12
Calculation Period.......................................................PS-12
Capped Value..............................................................PS-4
Ending Value..............................................................PS-4
Index Publisher .........................................................PS-14
Market Disruption Event..................................................PS-14
Multiplier ...............................................................PS-3
Notes.....................................................................PS-1
Pricing Date..............................................................PS-3
Redemption Amount.........................................................PS-4
Starting Value............................................................PS-4
successor index..........................................................PS-15
Underlying Stocks.........................................................PS-3

================================================================================






                                [LOGO OMITTED]]

                                4,000,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                          Accelerated Return Notes(R)
                   Linked to the Emerging Asia Equity Basket
                               due July 10, 2007
                                 (the "Notes")
                  $10 original public offering price per unit

                            -----------------------

                              PRICING SUPPLEMENT

                            -----------------------









                              Merrill Lynch & Co.







                                  May 3, 2006

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